Mail Stop 3561

      							October 25, 2005


Mr. Antonio Jose Ribeiro dos Santos
Chief Executive Officer
Telemig Celular Participacoes S.A.
SCN Quadra 4, Bloco B, Ed. Centro Empresarial Varig, Torre Oeste,
Sala 702-A
70714-000 Brasilia-DF, Brazil

	Re:	Telemig Celular Participacoes S.A.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 30, 2005
		File No. 1-14483

Dear Mr. Santos:

      We have reviewed your supplemental response letter dated
August
17, 2005 as well as your filing and have the following comments. As noted in our comment letter dated July 26, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.




Form 20-F for Fiscal Year Ended December 31, 2004

Consolidated Statements of Operations and Comprehensive Income, page
F-6

1. We note your response to prior comment 4. Please describe the ICMS, PIS and COFINS taxes for us in more detail and address the following items:
* Tell us what you mean by your statement that "taxes paid on allowable inputs are offset against taxes determined upon sale to the
Company`s customers."
* Describe your obligations with respect to these taxes. Tell us whether you are responsible for paying the taxes to the taxing authorities, regardless of whether you are able to collect the taxes from your customer.
* Are you required to pass these taxes on to your customers?
* Describe for us in more detail how you determined that you are not the primary obligor with respect to these taxes.



*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Carlos Pacho,
Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Antonio Jose Ribeiro dos Santos
Telemig Celular Participacoes S.A.
October 25, 2005
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